Schering launches leukemia product Fludara(R) Oral

Berlin, Germany, January 22, 2001; Schering AG (FSE: SCH; NYSE: SHR) announced today launch of the leukemia product Fludara(R) Oral in Great Britain. The first approval worldwide of the oral formulation of Schering AG's Fludara(R) (fludarabine phosphate), was granted in the UK for use as second-line treatment for patients with B-cell Chronic Lymphocytic Leukemia (CLL). Registration applications will be submitted shortly in other European countries under the mutual recognition procedure.

"The launch of Fludara(R) Oral is another move by Schering to support both clinicians and patients in their fight against blood-related cancers," says
Dr Joachim-Friedrich Kapp, Head of Therapeutics in Schering. "This is in line with our commitment to deliver innovative healthcare solutions for disabling diseases, which enhance the quality of life of patients."

CLL is the most common form of leukemia in adults in the western hemisphere.
It is a fatal disease, which is not curable to date. Fludara(R) Oral is easy to administer. It extends the range of treatment options available to clinicians, and will be particularly convenient for patients who find it difficult to visit a hospital. The intravenous formulation of Fludara(R) is already established as a gold-standard second-line therapy for B-cell CLL patients. More than 5000 patients are treated annually in Europe with Fludara(R).

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: fertility control and hormone therapy, diagnostics and radio-pharmaceuticals, dermatology as well as therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de

Berlin, Germany, January 22, 2001
Schering AG
Corporate Communication

For further information please contact:
Dr. Friedrich von Heyl
Business and Financial Communication:
Tel.: +49-30-468 152 96
Fax: +49-30-468 166 46
eMail: friedrich.vonheyl@schering.de

Frank Richtersmeier
Pharma Communication:
Tel.: +49-30-468 176 61
Fax: +49-30-468 167 10
eMail: frank.richtersmeier@schering.de

Peter Vogt
Investor Relations:
Tel.: +49-30-468 128 38
Fax: +49-30-468 166 46
eMail: peter.vogt@schering.de